Exhibit 99.1

Supplemental Information Regarding Melco Crown Entertainment Limited

City of Dreams

City of Dreams operated approximately 500 gaming tables and 800 gaming machines as of December 31, 2016.

For the year ended December 31, 2016, net revenue at City of Dreams was US$2,590.8 million versus US$2,794.7 million in 2015.

Gaming Performance

VIP Gaming
US$’million	2016	2015	YoY%
Rolling chip volume	41,474.6	44,024.9	-5.8%
Win rate	2.8%	2.9%	N/A

Mass Market
US$’million	2016	2015	YoY%
Table drop	4,307.6	4,713.0	-8.6%
Hold percentage	35.8%	35.1%	N/A

Gaming Machine
US$’million	2016	2015	YoY%
Handle	4,102.2	4,641.0	-11.6%
Win rate	3.5%	3.6%	N/A

Non-Gaming Performance

Total non-gaming revenue at City of Dreams in 2016 was US$279.6 million, compared with US$265.0 million in 2015.

Altira Macau

As of December 31, 2016, Altira Macau operated approximately 112 gaming tables and 56 gaming machines.

For the year ended December 31, 2016, net revenue at Altira Macau was US$439.1 million compared to US$574.8 million in 2015.

Gaming Performance

VIP Gaming
US$’million	2016	2015	YoY%
Rolling chip volume	17,658.1	23,794.3	-25.8%
Win rate	2.9%	2.8%	N/A

Mass Market
US$’million	2016	2015	YoY%
Table drop	494.7	616.1	-19.7%
Hold percentage	18.6%	17.9%	N/A

Gaming Machine
US$’million	2016	2015	YoY%
Handle	32.4	33.8	-4.1%
Win rate	6.5%	5.9%	N/A

Non-Gaming Performance

Total non-gaming revenue at Altira Macau in 2016 was US$28.1 million compared with US$32.4 million in 2015.

Mocha Clubs

As of December 31, 2016, Mocha Clubs operated seven clubs with a total of 1,034 gaming machines.

Net revenue from Mocha Clubs totaled US$120.5 million in 2016 as compared to US$136.2 million in 2015.

Gaming Machine
US$’million	2016	2015	YoY%
Handle	2,554.3	2,871.7	-11.1%
Win rate	4.6%	4.6%	N/A

Studio City

As of December 31, 2016, Studio City operated approximately 280 gaming tables and 980 gaming machines.

For the year ended December 31, 2016, net revenue at Studio City was US$838.2 million compared to US$125.3 million in 2015.

Gaming Performance

VIP Gaming
US$’million	2016	2015	YoY%
Rolling chip volume	1,343.6	—	N/A
Win rate	1.4%	—	N/A

Mass Market
US$’million	2016	2015	YoY%
Table drop	2,480.0	365.3	578.8%
Hold percentage	24.7%	22.4%	N/A

Gaming Machine
US$’million	2016	2015	YoY%
Handle	2,002.3	264.9	655.8%
Win rate	3.8%	4.9%	N/A

Non-Gaming Performance

Total non-gaming revenue at Studio City in 2016 was US$221.0 million, compared with US$39.9 million in 2015.

City of Dreams Manila

As of December 31, 2016, City of Dreams Manila operated approximately 270 gaming tables, 1,596 slot machines and 158 electronic gaming tables.

For the year ended December 31, 2016, net revenue at City of Dreams Manila was US$491.2 million compared to US$300.4 million in 2015.

Gaming Performance

VIP Gaming
US$’million	2016	2015	YoY%
Rolling chip volume	6,833.8	3,252.9	110.1%
Win rate	3.4%	2.3%	N/A

Mass Market
US$’million	2016	2015	YoY%
Table drop	550.5	441.4	24.7%
Hold percentage	28.0%	26.3%	N/A

Gaming Machine
US$’million	2016	2015	YoY%
Handle	2,235.0	1,780.0	25.6%
Win rate	5.9%	6.0%	N/A

Non-Gaming Performance

Total non-gaming revenue at City of Dreams Manila in 2016 was US$104.7 million, compared with US$100.1 million in 2015.